UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934
(Amendment No. 1)

INTEGRATED HEALTHCARE HOLDINGS, INC.
_______________________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.001 per share
_______________________________________________________________________________
(Title of Class of Securities)

45821T 10 8
_______________________________________________________________________________
(CUSIP NUMBER)

Anil V. Shah, M.D.
2621 South Bristol Street, #304
Santa Ana, California 92704
Telephone: (714) 957-3150
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

WITH A COPY TO:

R. Scott Shean
LATHAM & WATKINS
650 Town Center Drive
20th Floor
Costa Mesa, California 92626

October 31, 2005
_______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 45821T 10 8	(Page 2 of 6 Pages)
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Orange County Physicians Investment Network, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,473,316 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 55,473,316 (1)

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,473,316 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) The shares being reported hereunder do not include 31,301,447 shares subject an option held by OCPIN, the exercisability of which is contingent upon the occurrence of certain corporate events that have not occurred as of the date hereof and that are outside the control of OCPIN.

CUSIP No. 45821T 10 8	(Page 3 of 6 Pages)
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anil V. Shah, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) N/A
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed by Orange County Physicians Investment Network, LLC, a Nevada limited liability company (“OCPIN”) and Anil V. Shah, M.D. (“Dr. Shah”) on March 17, 2005. This Amendment No. 1 relates to shares of the common stock, par value $0.001 per share (the “Common Stock”), of Integrated Healthcare Holdings, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 1301 North Tustin Avenue, Santa Ana, California 92705. The telephone number of the principal executive offices of the Issuer is (714) 953-3503.

Item 2. Identity and Background.

(a) - (c), (f). This Amendment No. 1 is filed by Dr. Shah and OCPIN. The principal business address of Dr. Shah and OCPIN is 2621 South Bristol Street, #304, Santa Ana, California 92704, telephone: (714) 957-3150. Dr. Shah is a medical doctor, and a citizen of the United States of America. The principal business of OCPIN is to make investments in, and hold securities of, the Issuer. OCPIN is a Nevada limited liability company.

The name, citizenship, business address and present occupation of each manager and director of OCPIN is listed on Schedule A attached hereto.

(d) - (e). During the last five years, neither OCPIN nor any person listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither OCPIN nor any person listed on Schedule A has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

OCPIN is acquiring the shares of Common Stock described in Item 4 below for an aggregate purchase price of $4,300,000, which amount will be paid from OCPIN’s working capital.

Item 4. Purpose of Transaction.

On October 31, 2005, the Issuer and OCPIN entered into a Second Amendment to Stock Purchase Agreement (the “Second Amendment”). The Second Amendment amends the Stock Purchase Agreement, dated January 28, 2005, between the Issuer and OCPIN, as amended by that certain First Amendment to Stock Purchase Agreement dated as of June 1, 2005 (the “First Amendment”) (the Stock Purchase Agreement, as amended by the First Amendment, is referred to in this report as the “SPA”).

As previously disclosed by OCPIN and Dr. Shah, OCPIN acquired 96,100,000 shares of Common Stock pursuant to the Stock Purchase Agreement for the purpose of assisting the Issuer in the completion of the purchase of four hospitals in Orange County, California known as Western Medical Center - Santa Ana, Western Medical Center - Anaheim, Costal Communities Hospital, and Chapman Medical Center. Pursuant to the First Amendment and an Escrow Agreement, dated June 1, 2005 (the “Escrow Agreement”), the Issuer and OCPIN established an escrow account (the “Escrow Account”) with City National Bank. OCPIN deposited 57,250,000 shares of its 96,100,000 shares of Common Stock (the “Escrowed Shares”) into the Escrow Account, to be released upon further payment by OCPIN. To date, OCPIN has deposited a total of $12,500,000 in cash into the Escrow Account (the “Escrowed Cash”).

Pursuant to the Second Amendment, OCPIN and the Issuer have agreed to terminate the Escrow Account and distribute the Escrowed Cash and Escrowed Shares as follows:

•	$1,500,000 of the Escrowed Cash, plus a pro rata portion of all accumulated and accrued interest in the Escrow Account, will be delivered to the Issuer, and $11,000,000 of the Escrowed Cash, plus a pro rata portion of all accumulated and accrued interest in the Escrow Account, will be delivered to OCPIN; and

(Page 4 of 6 Pages)

•	5,798,831 of the Escrowed Shares will be delivered to OCPIN and 51,451,169 of the Escrowed Shares will be delivered to the Issuer.

In addition, OCPIN paid $2,800,000 for an additional 10,824,485 of the Escrowed Shares. Finally, OCPIN has the option to purchase an additional 31,301,447 shares of Common Stock, the exercise of which is subject to the occurrence of certain corporate events that are not within the control of OCPIN. If the option becomes exercisable, OCPIN will evaluate at that time whether or not to acquire those additional shares of Common Stock.

The Stock Purchase Agreement, First Amendment and Second Amendment are furnished as exhibits to this Report. The preceding description of these agreements is summary in nature and does not purport to be complete. This summary should be read in connection with the exhibit hereto.

Item 5. Interests in Securities of the Issuer.

(a)          OCPIN owns 55,473,316 shares of the Issuer’s Common Stock. Dr. Shah is currently not a beneficial owner of the Issuer’s Common Stock. OCPIN is the beneficial owner of approximately 66.1% of the outstanding Common Stock. The calculation of the foregoing percentage and the percentage set forth in line 13 above is based on 83,932,366 shares of Common Stock outstanding, which we calculated by subtracting 40,626,684 shares (representing the Escrowed Shares that were returned to the Company under the Second Amendment) from the 124,559,000 shares of Common Stock that were shown as outstanding in the Company’s recent Schedule 14A, filed with the Securities Exchange Commission on October 8, 2005.

(b)	Number of shares to which OCPIN has:

Sole power to vote or to direct the vote: 55,473,316

Shared power to vote or to direct the vote: 55,473,316

Sole power to dispose or to direct the disposition of: 55,473,316

Shares power to dispose or to direct the disposition of: 55,473,316

To the knowledge of OCPIN, no person listed on Schedule A hereto has any equity or other ownership interest in the Issuer other than its pecuniary interest therein.

(c) Except as provided in Item 4 above, neither OCPIN nor, to the knowledge of OCPIN, any of the persons identified on Schedule A have effected any transactions in shares of Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of OCPIN, no person other than OCPIN has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by OCPIN.

(e) Dr. Shah was identified in the Schedule 13D to which this Amendment No. 1 relates as a beneficial owner of the Issuer’s Common Stock. Dr. Shah’s beneficial ownership resulted from the fact that he was the sole Manager of OCPIN and owned approximately 59% of OCPIN at that time. In June 2005, an additional Manager was appointed to the Company. Additionally, Dr. Shah’s ownership interest in OCPIN has been reduced to approximately 35.6%. As a result, Dr. Shah is no longer a beneficial owner of the Common Stock held by OCPIN, and Dr. Shah will no longer be a reporting person on this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Items 3 through 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between OCPIN or the persons identified on Schedule A and any other person, or between the person identified on Schedule A, with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

(Page 5 of 6 Pages)

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01	Joint Reporting Agreement dated as of November 10, 2005 by and between Anil V. Shah, M.D. and Orange County Physicians Investment Network, LLC

Exhibit 7.02	Stock Purchase Agreement, dated as of January 28, 2005, by and between Integrated Healthcare Holdings, Inc. and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated February 2, 2005)

Exhibit 7.03	First Amendment to Stock Purchase Agreement, dated as of June 1, 2005, by and among Integrated Healthcare Holdings, Inc., Orange County Physicians Investment Network, LLC, Pacific Coast Holdings Investment, LLC, West Coast Holdings, LLC and Ganesha Realty LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated June 22, 2005)

Exhibit 7.04	Second Amendment to Stock Purchase Agreement, dated as of October 31, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated November 4, 2005)

--------------------------

(Page of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated: November 10, 2005

Orange County Physicians Investment Network, LLC

By:	/s/ Anil V. Shah, M.D.

Name: Anil V. Shah, M.D. Its: Manager

Anil V. Shah, M.D.

/s/ Anil V. Shah, M.D.

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Schedule A
Managers and Directors of
Orange County Physician Investment Network, LLC

The name, title, citizenship, principal occupation and business address of each of the managers and directors of Orange County Physician Investment Network, LLC are set forth below:

Name (Title)*	Principal Occupation	Business Address
Anil V. Shah, M.D. (Director and Manager)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
Syed S.J. Naqvi, M.D. (Director and Manager)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
Jamie Ludmir, M.D. (Director)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
John Glavinovich (Director)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
Joginder Jodhka (Director)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
Michael Sein (Director)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
Jacob Sweidan (Director)	Physician	2621 S. Bristol Street, #304 Santa Ana, California 92704
* Each of the individuals identified above is a U.S. citizen.

S-1